Press Release-For Immediate Release



                         Madison Withdraws Tender Offer
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     NEW YORK--Madison Liquidity Investors 104, LLC, an investment management limited liability company that has commenced a tender offer for limited partnership interests of Cable TV Fund 14-A, Ltd., a Colorado limited partnership, said Monday that it is withdrawing the tender offer effective immediately.

     For investment purposes, Madison had offered to buy up to 15,840 Partnership Units at $230.00 per Unit. As of the close of business on December 4, 1998, Madison said that 328 Units have been tendered and not withdrawn under its tender offer. Such Units will be returned to their holders prior to Madison commencing a new tender offer.

     Madison anticipates commencing a new tender offer in the near future and all interested Unitholders who wish to tender their Units will be able to do so at that time.

     Madison Liquidity Investors 104, LLC is an affiliate of The Madison Avenue Capital Group, LLC, a Delaware Limited Liability Company that invests in limited partnership units, common stock and other securities issued by companies which own diversified portfolios of real estate, cable television systems, transportation and other leased equipment, film portfolios, LBO/venture investment portfolios and other cash flow producing assets. The Madison Avenue Capital Group and its affiliates have over $270 million in committed capital. Questions and requests for assistance or additional copies of the tender offer material may be directed to Madison Liquidity Investors 104, LLC, c/o Gemisys Tender Services, 7103 South Revere Parkway, Englewood, Colorado 80112, Telephone
(303) 705-6390.